As filed with the United States Securities and Exchange Commission on March 25, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

Videocon d2h Limited

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer’s name into English)

Republic of India

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, NY 10017

Tel: (212) 750-6474

Fax: (212) 750-1361

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	Ashok K. Lalwani, Esq. Thomas J. Rice, Esq. Baker & McKenzie. Wong & Leow 8 Marina Boulevard #05-01 Marina Bay Financial Centre Tower 1 Singapore 018981 Tel: (+65) 6338 1888 Fax: (+65) 6337 5100

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four equity shares of Videocon d2h Limited	n/a	n/a	n/a	n/a

*	Each unit represents one American Depositary Share.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Pre-Effective Amendment No. 1 to the Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No.1 to the Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles (14) and (15)

	(iii)	The collection and distribution of dividends	Articles (2), (4), (8), (9), (13) and (21)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (12), (14), (15) and (21)

	(v)	The sale or exercise of rights	Articles (2), (6), (9), (13) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (3), (4), (6), (8), (9), (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (6), (8) and (22)

	(x)	Limitation upon the liability of the depositary	Articles (10), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Article (9)

Item 2.	AVAILABLE INFORMATION Article (12)

Required Information	Location in Form of Receipt Filed Herewith as Prospectus
(b) Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Article 12

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers (as defined in Rule 405 of the Securities Act) and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, U.S.A.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, dated as of , 2015, by and among Videocon d2h Limited (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed (Form F-6, File No-333-202817, March 17, 2015)

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors of the Company. – Previously filed (Form F-6, File No-333-202817, March 17, 2015)

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer(s) of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer(s).

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Videocon d2h Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No.1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 25, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing four equity shares of Videocon d2h Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Videocon d2h Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to the registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mumbai, Republic of India on March 25, 2015.

Videocon d2h Limited

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director

POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the registration statement on Form F-6 has been signed by the following persons in the capacities indicated on March 25, 2015.

Signatures	Capacity
/s/ Saurabh Pradipkumar Dhoot	Executive Director
Saurabh Pradipkumar Dhoot	(principal executive officer)

*	Chief Financial Officer
Avanti Kumar Kanthaliya	(principal financial and accounting officer)

*	Independent Director
Shivratan Jeetmal Taparia

*	Independent Director
Pradeep Ramwilas Rathi

*	Independent Director
Nabankur Gupta

*	Independent Director
Karunchandra Srivastava

By:	/s/ Saurabh Pradipkumar Dhoot
Saurabh Pradipkumar Dhoot
* Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Videocon d2h Limited, has signed this Pre-Effective Amendment to the Registration Statement on Form F-6 in New York, New York, on March 25, 2015.

Authorized U.S. Representative

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a) Form of Deposit Agreement